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SEC FILE NUMBER
8-66607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Oberon Securites, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

445 Park Avenue, Suite 4B
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elad Epstein	212-386-7051	elad@oberonsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

9/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elad Epstein _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oberon Securities, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NICOLE A SCHMIDT
Notary Public, State of New York
Reg. No. 02SC0009528
Qualified In New York County
Commission Expires June 13, 20__

Notary Public

Signature:

Title:
Managing Director

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OBERON SECURITIES, LLC

<u>FINANCIAL STATEMENT</u>
<u>AS OF DECEMBER 31, 2024</u>

OBERON SECURITIES, LLC

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3-6



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Members of Oberon Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Oberon Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Oberon Securities, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Oberon Securities, LLC's management. Our responsibility is to express an opinion on Oberon Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Oberon Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co.

McBee & Co., PC

We have served as Oberon Securities, LLC's auditor since 2023.
Dallas, Texas
March 21, 2025

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

OBERON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	910,538
Accounts receivable, net of allowance for doubtful accounts		
of $2,516		103,571
Prepaid expenses and other current assets		117,146
Property and equipment, at cost, net of accumulated depreciation		
of $75,842		107,343
TOTAL ASSETS	$	1,238,598

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	239,395
TOTAL LIABILITIES		239,395

COMMITMENTS AND CONTINGENCIES

Members' Equity		999,203
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,238,598

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
Notes to Financial Statements
December 31, 2024

(1)   **Organization and Operation**

Oberon Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company was formed as a New York limited liability company. The U.S. dollar ($) is the functional currency of the Company.

(2)   **Summary of Significant Accounting Policies**

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Property and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 5 to 15 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income. Maintenance and repair costs are expensed as incurred.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

(2)   Summary of Significant Accounting Policies (continued)

The Company's receivables are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts, an assessment of the customer's ability to pay and the likelihood of collecting. The allowance for doubtful accounts was $2,516 at December 31, 2024.

The company is engaged in a single line of business as a securities broker-dealer, which is providing advisory services on mergers and acquisitions. The Company has identified its Managing Director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decision while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompany financial statements.

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However for certain contracts, revenue is recognized over time for advisory arrangement in which the performance obligation are simultaneously provided by the company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2024 there were no contract liabilities.

The Company files federal and state partnership income tax returns. The Company's net income is taxed by these jurisdictions at the partner level rather than at the Company level; thus, no provision or liability for federal or state income taxes is reported in the Company's financial statements. The Company is subject to the New York City Unincorporated Business Tax ("NYC UBT"). Current NYC UBT expenses are included in the Company's financial statements. Deferred NYC UBT expenses are not considered material by management and are not recognized in the financial statements.

The Company recognizes and measures any unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense. As of December 31, 2024, the Company had no material unrecognized tax and no uncertain tax positions.

(3) **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2024, the Company had net capital of $ 671,143 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4) **Property and Equipment**

The classes of property and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 117,446	$ 43,457	$ 73,989
Leasehold Improvement	34,027	6,216	27,811
Equipment	31,711	26,168	5,543
	$183,184	**$75,841**	**$107,343**

Depreciation expense for the year ended December 31, 2024 was $21,442 which is included in technology, data and communication cost.

(5) **Income Taxes**

As of December 31, 2024, NYC UBT liability of $26,372 is reported in accounts payable and accrued expenses in the accompanying statement of financial condition.

(6) **Related Party Transactions**

The Company and an affiliate are under common control. Under the terms of a Services Agreement which is automatically renewable annually until terminated by either party, the affiliate made available to the Company certain facilities and provided for performance of certain services. As of December 31, 2024, the Company owed the affiliate $72,000 which is included in accounts payable and accrued expenses in the accompanying statement of financial condition. The existence of this association could produce a financial position and operating results significantly different than if the companies were autonomous.

(7) **Concentration of Credit Risk**

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. As of December 31, 2024 cash balances exceeded insured

limits by 634,233. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

(8)   Equity Allocations

The Company is governed by its Second Amended and Restated Operating Agreement ("the Agreement") dated July 1, 2023. The Agreement provides for the issuance of additional classes of membership interests as part of a discretionary long term incentive plan. These issuances are not subject to a predetermined plan.

Class A units are issued to Oberon Management, LLC and to three individuals. Class B units are issued to participating members designated by Oberon Management. From time to time, the Managers of the Company may issue additional Class B units.

Class A members are entitled to vote and are allocated all profits or losses of the Company. Class B members have no voting rights, are not allocated profits or losses of the Company, and have no obligation to contribute additional amounts of capital to the Company. Class B members only participate in the proceeds in the event of the sale of the Company.

Upon a liquidation event, proceeds remaining after all prior claims and allocations shall be distributed within each class based on the number of units that the member of the class holds at that time.

(9)   Evaluation of Subsequent Events

On March 1, 2025, the Company made an additional issuance of Class B units as part of its discretionary long term incentive plan to participating members designated by Oberon Management.

The Company has evaluated subsequent events through March 21, 2025 the date which the financial statements were available to be issued. The Company notes no other subsequent events requiring disclosure or adjustment to the financial statements.